

August 19, 2011

Lisa A. Hook
President and Chief Executive Officer
NeuStar, Inc.
46000 Center Oak Plaza
Sterling, VA 20166

> **Re:** **NeuStar, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-32548**

Dear Ms. Hook:

We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by confirming, and explaining how, you will comply with our comments in the future, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Definitive Proxy Statement filed on April 29, 2011

Compensation Discussion and Analysis, page 15

1. We note from your disclosure in the first and second full paragraphs on page 18 that you considered compensation surveys conducted by Radford, Culpepper, and IPAS to help set the range of total direct compensation of your named executive officers. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and disclose the component companies in these surveys. If the number of companies is too numerous, please consider listing them in an appendix and referring the reader accordingly.

Cash Incentive Compensation, page 22

2. We note from your disclosure on pages 22 and 23 that certain NEOs such as Ms. Hook and Messrs. Lalljie, Arnold, and Edwards had individual components. For instance, 10% of Ms. Hook's pay out under the annual cash incentive plan was based on individual

performance. Please discuss in greater detail each NEOs' individual components and the percentage of their achievement of these measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

Larry Spirgel
Assistant Director